444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2021-10

PolyMet statement on today's Minnesota Court of Appeals decision

St. Paul, Minn., July 19, 2021 - Poly Met Mining, Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (together PolyMet or the company) TSX: POM; NYSE American: PLM, issued the following statement regarding today's Minnesota Court of Appeals decision remanding the Company's air permit to the Minnesota Pollution Control Agency for additional explanation supporting its permitting decision.

While disappointed in the court's decision, we stand firmly in our belief that the Minnesota Pollution Control Agency appropriately accounted for the potential effects of the NorthMet Project and will expeditiously provide the supporting explanation requested by the court.

The facts and science that prove the project can meet air quality standards are not in doubt. Copper, nickel, palladium and cobalt are high demand metals for infrastructure projects and the production of electric vehicles and renewable and clean energy technologies including solar panels, wind turbines and batteries. These mineral resources need to be mined to support future clean energy and electric mobility technologies consistent with the priorities of the Biden Administration and as outlined in a June 2021 White House report on vulnerabilities within essential supply chains. Critical minerals such as those PolyMet will produce and large capacity batteries were two of the vulnerabilities identified in the 250-page report.

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About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to have received permits within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce, and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-411

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2020, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.